Exhibit 99.1

Draganfly and Autonome to Highlight Landmine Route Clearance Technology at Countering Explosives Conference

Tampa, FL, September 16, 2025 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced it will attend the upcoming Countering Explosives Conference hosted by Defence iQ. Together with Autonome Labs, Draganfly will highlight progress on the M.A.G.I.C (Mine and Ground Integrated Clearance) system, integrated on Draganfly’s Heavy Lift UAV, which is designed to modernize mine and route clearance operations.

This builds on the strategic teaming agreement announced May 1, 2025, where Draganfly and Autonome committed to pairing Draganfly’s Heavy Lift drone platform with Autonome’s mesh-based M.A.G.I.C. system to deliver safe, precise, and scalable aerial demining solutions. Initial integration and testing are planned in 2025, with pilot deployments expected in post-conflict regions later in the year. Read the earlier announcement here.

“Minefields stop movement and cost lives. Traditional clearance is slow, dangerous, and manpower-intensive,” said Cameron Chell, CEO of Draganfly. “By working with Autonome Labs, we’re showing how M.A.G.I.C., integrated with Draganfly’s Heavy Lift UAV, provides a cost-effective, mission-ready solution that protects personnel and accelerates mobility.”

Advantages of M.A.G.I.C.

●	Enhanced Safety: Operators remain under cover while the UAV executes payload delivery.

●	Efficiency & Speed: Rapid deployment and reloads accelerate operational tempo.

●	Precision & Accuracy: Pinpoint laydown ensures reliable, repeatable results.

●	Versatility & Adaptability: Scalable design for day/night operations across varied terrain.

●	GPS-Denied Resilience: Non-GNSS navigation options and live video feeds to command posts.

[Link to Embed in Release].

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a pioneer in drone solutions, AI-driven software, and robotics. With over 25 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

For more information, visit www.draganfly.com

Contacts

Investor Relations
Email: investor.relations@draganfly.com

Media Contact

Erika Racicot
Email: media@draganfly.com

Company Contact

Cameron Chell, Chief Executive Officer
Phone: (306) 955-9907
Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s participation in the Countering Explosives Conference as well as the assertion about how the integration of Draganfly’s Heavy Lift UAV and Autonome Labs’ M.A.G.I.C. system provides a cost-effective, mission-ready solution that protects personnel and accelerates mobility. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.